Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following is a summary of the material terms of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 18, 2020. Our authorized capital stock under our amended and restated certificate of incorporation consists of 50,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share.

DESCRIPTION OF CONTURA CAPITAL STOCK
The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, in each case as in effect and affecting the rights of our stockholders upon the completion of this offering. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K, of which this exhibit forms a part. We encourage you to read our amended and restated certificate of incorporation and amended and restated bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.
Common Stock
Common stock outstanding. As of February 29, 2020, there were 18,259,421 shares of common stock outstanding, which were held of record by 115 stockholders. All outstanding shares of common stock are fully paid and non-assessable.
Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.
Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.
Rights upon liquidation. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other rights. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
As of February 29, 2020, there were no shares of preferred stock outstanding. Contura’s board of directors has the authority to issue the preferred stock in one or more series and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware law.
The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Contura without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Contura has no plans to issue any of the preferred stock.
Anti-takeover Effects of Certain Provisions of Contura’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Removal of Directors; Vacancies
Our board of directors currently consists of six directors. The exact number of directors will be fixed from time to time by resolution of the board. Any director may be removed, with or without cause, at any time by the affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship shall, unless the board calls a special meeting for which the election of directors is included as business or as otherwise required by law, be filled solely by a majority of the remaining directors in office.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless Contura’s amended and restated certificate of incorporation provides otherwise. Contura’s amended and restated certificate of incorporation prohibits cumulative voting.
Calling of Special Meetings of Stockholders
Contura’s amended and restated certificate of incorporation and Contura’s amended and restated bylaws provide that special meetings of Contura’s stockholders may be called only by Contura’s board of directors, subject to the rights of the holders of any series of preferred stock.
No Stockholder Action by Written Consent
Contura’s amended and restated certificate of incorporation and Contura’s amended and restated bylaws provide that any action required or permitted to be taken by Contura’s stockholders must be effected by a duly called annual or special meeting of stockholders and may not be effected by any consent in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations
Contura’s amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to Contura’s corporate secretary.
Generally, to be timely, a stockholder’s notice must be received at Contura’s principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary date of the date on which the Company first mailed its proxy materials for the previous year’s annual meeting. Contura’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Amendments to Contura’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Contura’s amended and restated certificate of incorporation grants Contura’s board of directors the authority to adopt, amend or repeal Contura’s amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware. Contura’s amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of the shares of common stock.
Limitations on Liability and Indemnification of Officers and Directors
Contura’s amended and restated certificate of incorporation provides that no director will be personally liable to Contura or its stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to Contura or its stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither Contura nor its stockholders have the right, through stockholders’ derivative suits on their behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Contura’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, Contura will indemnify any officer or director of Contura against all damages, claims and liabilities arising out of the fact that the person is or was Contura’s director or officer, or served any other enterprise at Contura’s request as a director, officer, employee, agent or fiduciary. Contura will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when Contura receives an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by Contura. Amending this provision will not reduce Contura’s indemnification obligations relating to actions taken before an amendment.
Delaware Anti-Takeover Statute
Contura is subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts.
Exclusive Forum Provision of Contura’s Amended and Restated Bylaws
Under Contura’s amended and restated bylaws, to the fullest extent permitted by law and unless Contura consents in writing to the selection of an alternative forum, the Court of Chancery of the state of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Contura, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Contura director, officer or other employee to Contura or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Contura charter (including any certificate of designations relating to any class or series of preferred stock) or the Contura bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine.
By limiting the ability of third parties and Contura’s stockholders to file such lawsuits in the forum of their choosing, this exclusive forum provision could increase the costs to a plaintiff of bringing such a lawsuit and could have the effect of deterring such lawsuits, which could include potential takeover-related lawsuits.
Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as Contura’s common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable Contura’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Contura by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent and registrar for Contura’s common stock.

5